Exhibit 99.1

YAMANA GOLD DECLARES FOURTH QUARTER DIVIDEND

TORONTO, ONTARIO, October 29, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) declares its fourth quarter 2013 dividend of $0.065 per share. Shareholders of record at the close of business on December 31, 2013 will be entitled to receive payment of this dividend on January 14, 2014.  The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com